SC 13G/A
                             The FINOVA Group, Inc.

                       Securities and Exchange Commission
                            Washington, D. C. 20549

                                  Schedule 13-G/A
                  Under the Securities and Exchange Act of 1934

                            The FINOVA Group, Inc.
                               Common Stock
                            CUSIP Number 317928109

Check the following box if a fee is being paid with this statement. [ ]

CUSIP No. 317928109

         1)  Name of reporting person:
                  Legg Mason, Inc.
              Tax Identification No:
                  52-1200960

         2)  Check the appropriate box if a member of a group:
                  a)  n/a
                  b)  n/a

         3)  SEC use only

         4)  Place of organization:
                  Baltimore, Maryland

      Number of shares beneficially owned by each reporting person with:
         5)  Sole voting power:             5,900,000
         6)  Shared voting power:              16,895
         7)  Sole dispositive power:         - 0 -
         8)  Shared dispositive power:      5,916,895

         9)  Aggregate amount beneficially owned by each reporting person:
               5,916,895

         10)  Check if the aggregate amount in row (9) excludes certain shares:
                 n/a

         11)  Percent of class represented by amount in row (9):
                 9.67%

         12)  Type of reporting person:
                 HC

         Item 1a)  Name of issuer:
                    The FINOVA Group, Inc.

         Item 1b) Address of issuer's principal executive offices:
                    4800 N. Scottsdale Road
                    Scottsdale, AZ  85251-7623

         Item 2a)  Name of person filing:
                     Legg Mason, Inc.

         Item 2b) Address of principal business office:
                      100 Light Street
                      Baltimore, Maryland  21202

         Item 2c)  Citizenship:
                      Maryland Corporation

         Item 2d) Title of class of securities:
                      Common Stock

         Item 2e)  CUSIP number:  317928109

         Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
         (a) [ ]  Broker or dealer under Section 15 of the Act.
         (b) [ ]  Bank as defined in Section 3(a)(6) of the Act.
         (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act.
         (d) [ ]  Investment Company registered under Section 8 of the
                    Investment Company Act.
         (e) [ ]  Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f) [ ]  Employee  Benefit Plan,  Pension Fund which is
                    subject to ERISA of 1974 or Endowment Fund; see 240.13d-1(b)(ii)(F).
         (g) [X] Parent holding company, in accordance with 240.13d-1(b)(ii)(G).
         (h) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4) Ownership:
         (a)  Amount beneficially owned:  5,916,895

         (b)  Percent of Class:
                9.67%

         (c)  Number of shares as to which such person has:
                  (i)  sole power to vote or to direct the vote:
                         5,900,000
                  (ii) shared power to vote or to direct the vote:
                            16,895
                 (iii) sole power to dispose or to direct the disposition of:
                            - 0 -
                 (iv) shared power to dispose or to direct the disposition of:
                         5,916,895

         Item 5) Ownership of Five Percent or less of a class:
                    n/a

         Item 6) Ownership of more than Five Percent on behalf of another person:

                 Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. The interest of one person, Legg Mason Opportunity Trust (a series of Legg Mason Investment Trust, Inc., a registered investment company) amounted to 9.65% of the total outstanding stock as of July 31, 2001.
                 LMM, LLC serves as investment adviser for Legg Mason Opportunity Trust.

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

                LMM, LLC, as investment adviser with discretion
                Bartlett & Co., as investment adviser with discretion
                Legg Mason Wood Walker, Inc., as broker/dealer and investment adviser with discretion
                Legg Mason Trust, fsb, as investment adviser with discretion

         Item 8) Identification and classification of members of the group:
                  n/a

         Item 9) Notice of dissolution of group:
                  n/a

         Item 10) Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         -------------------------
         Date:  August 20, 2001

         Signature




         ___________________________________________________________
         Timothy C. Scheve, Sr. Ex. Vice President, Legg Mason, Inc.
         -------------------------------------------------------------
         Name/Title

Addendum to Schedule 13G/A filed by Legg Mason, Inc.
Tax Identification No. 52-1200960

Shares of The FINOVA Group, Inc. owned a/o 07/31/01

CUSIP 317928109


                                Shares    Sole     Shared     Sole     Shared
   Name                Class    Owned     V P       V P       D P       D P



LMM, LLC                IA     5,900,000  5,900,000                   5,900,000
Bartlett & Co.          IA         9,375             9,375                9,375
Legg Mason Wood
  Walker, Inc.     BD & IA         7,420             7,420                7,420
Legg Mason Trust,
  fsb                   IA           100               100                  100


Shares Outstanding    61,150,000

% Owned               9.67%


Exhibit to Item 3(g)
--------------------

LMM, LLC, 100 Light Street, Baltimore, Maryland 21202, a subsidiary of Legg Mason, Inc. and an investment adviser registered under the Investment Advisers Act of 1940, is the beneficial owner of 5,900,000 shares, or 9.65%, of the common stock outstanding of The FINOVA Group, Inc. as a result of acting as investment adviser to Legg Mason Opportunity Trust, a series of Legg Mason Investment Trust, Inc. Legg Mason Investment Trust, Inc. has its principal office at 100 Light Street, Baltimore, Maryland 21202.

Joint Filing Agreement
----------------------

Each party signing below agrees that this statement is submitted as a joint filing on behalf of all of the undersigned.

Legg Mason, Inc.



By:____________________________________________________________________
   Timothy C. Scheve, Sr. Ex. Vice President


LMM, LLC



By:___________________________________________________________________
   Jennifer W. Murphy, Chief Operations Officer


Legg Mason Investment Trust, Inc.



By:___________________________________________________________________
   Jennifer W. Murphy, President